July 26, 2018

Ms. Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:	Estre Ambiental, Inc. Pre-effective Amendment 2 to Registration Statement on Form F-1 Filed July 12, 2018 File No. 333-222678

Dear Ms. Long:

On behalf of Estre Ambiental, Inc. (the “Registrant”), set forth below is the Registrant’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 25, 2018 (the “Comment Letter”) with regard to the above-referenced filing. For ease of reference, the response is numbered to correspond to the numbering of the comments in the Comment Letter and the comment is reproduced in bold form below.

Exhibit 5.1

1.
As noted in comment 4 in our February 13, 2018 letter, counsel must opine on all of the securities being registered under the registration statement. Please refile the legal opinion to include also the 24,501,399 ordinary shares issuable upon exercise of the outstanding warrants.

Response:          The Registrant has today filed pre-effective Amendment 3 to the Registration Statement on Form F-1 in order to file an updated legal opinion as Exhibit 5.1.

Very truly yours,

/s/ J. Mathias von Bernuth, Esq.
J. Mathias von Bernuth, Esq.

cc: Mr. Sergio Pedreiro
 Estre Ambiental, Inc.